UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1 – Verdant Energy Storage LLC and VRDT Corporation)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

536808306

(CUSIP Number)

Robert A. Kasprzak, Esq.

Verdant Energy Storage, LLC

12223 Highland Avenue, Suite 106-542

Rancho Cucamonga, CA 91739 USA

909.747.2396

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Verdant Energy Storage LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,515,018,200

8. Shared Voting Power
0

9. Sole Dispositive Power
1,515,018,200

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,515,018,200
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
59.1
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
VRDT Corporation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,515,018,200

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,515,018,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,515,018,200
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
59.1
14. Type of Reporting Person
CO

Item 1.     Security and Issuer

This statement on Schedule 13D constitutes Amendment No. 1 to the Schedule 13D (the “Verdant Parties’ Amendment”) filed by Verdant Energy Storage LLC (“VRDT Storage”), a wholly owned subsidiary of VRDT Corporation (“VRDT”), and VRDT. This statement on Schedule 13D amends and supplements the Schedule 13D filed by VRDT Storage and VRDT with respect to the Common Stock of Lithium Technology Corporation (the “Issuer” or the “Company”).

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to include the following (all capitalized terms having the same definitions as provided in the original 13D filed by VRDT Storage and VRDT):

In connection with the Share Exchange Agreement, 39 non-affiliate members of the Arch Hill Parties (the “Members”) approached VRDT requesting that VRDT acquire the Members’ respective individual holdings in the Issuer. VRDT and the Members, individually, entered into exchange agreements whereby VRDT agreed severally to acquire the Members’ respective shares in the Issuer at an exchange rate of 39 shares of Issuer common stock for every 1 share of VRDT restricted common stock. VRDT assigned its rights under the exchange agreements to VRDT Storage.

Pursuant to the consummation of the respective exchange agreements entered into by and between VRDT and the Members, individually, in April 2014 VRDT acquired an additional 62,676,450 shares of common stock in the Issuer, as represented in this filing. Cumulatively, VRDT presently owns and/or controls a total of 1,515,018,200 shares of common stock in the Issuer, representing approximately 59.1% of the Issuer’s outstanding Common Stock. VRDT may be deemed to hold shared voting or dispositive control of the shares referenced herein through its ownership of VRDT Storage. The Reporting Persons collectively own no other shares of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VRDT ENERGY STORAGE LLC

	By:	VRDT CORPORATION,
Manager
Dated: April 3, 2014	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VRDT CORPORATION

Dated: April 3, 2014	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13D, and amendments thereto, with respect to the Common Stock of Lithium Technology Corporation may be filed in a single statement on behalf of each of such persons.

VRDT ENERGY STORAGE LLC

	By:	VRDT CORPORATION,
Manager
Dated: April 3, 2014	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

VRDT CORPORATION

Dated: April 3, 2014	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

Exhibit A

List of VRDT Corporation Officers and Directors

Officers

Graham Norton-Standen, Executive Chairman (United Kingdom citizen)

Steve Aust, President

Dennis Hogan, Chief Financial Officer

Dan Malstrom, Chief Marketing Officer

Larry Pendelton, Chief Information Officer

Non-employee Directors

Don Driftmier

AC Green

Employee Directors

Graham Norton-Standen

Steve Aust

Dennis Hogan